Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Hughes Supply's ratio of earnings to fixed charges for each of the periods indicated is as follows (in thousands):

	Fiscal Year Ended					Nine Months Ended
	January 29, 1999	January 28, 2000	January 26, 2001	January 25, 2002	January 31, 2003	October 31, 2003
Income before income taxes	$98,677	$109,602	$80,677	$74,686	$98,239	$78,891
Less: (Income)/loss of equity investees	(314)	(864)	2,838	(364)	(404)	—

	$98,363	$108,738	$83,515	$74,322	$97,835	$78,891

Add: interest expense and amortization of debt issuance costs	25,415	31,805	43,288	35,945	30,325	22,415
rent as interest (a)	11,021	14,264	17,024	17,216	17,165	13,690
distributed income of equity investees	148	406	493	184	2,030	—

Total earnings	$134,947	$155,213	$144,320	$127,667	$147,355	$114,996

Fixed charges
interest expense and amortization of debt issuance costs	$25,415	$31,805	$43,288	$35,945	$30,325	$22,415
capitalized interest	140	320	446	139	167	266
rent as interest (a)	11,021	14,264	17,024	17,216	17,165	13,690

Total fixed charges	$36,576	$46,389	$60,758	$53,300	$47,657	$36,371

Ratio of earnings to fixed charges (b)	3.7	3.3	2.4	2.4	3.1	3.2

(a)	Represents reasonable approximation of the interest portion of rental expense, which was computed as one-third of rental expense relating to operating leases.

(b)	As of the date of this prospectus, we have no preferred stock outstanding.